Exhibit 99.1

Skeena Gold & Silver Reports Q2 2026 Financial Results

Vancouver, BC (August 13, 2026) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) reports interim financial results for the quarter ended June 30, 2026. The interim financial statements and management’s discussion and analysis (“MD&A”) are available on Skeena’s website, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Skeena

Skeena is a leading precious metals development company focused on advancing the Eskay Creek Gold-Silver Project in British Columbia’s Golden Triangle. With the Project fully permitted and under construction, the Company is progressing Eskay Creek towards initial production and cash flow in the second quarter of 2027. Once in operation, Eskay Creek is expected to be one of the world’s highest-grade and lowest-cost open-pit precious metals mines, with significant silver by-product production that exceeds the output of many primary silver mines. Skeena is committed to responsible and sustainable mining in partnership with Indigenous communities, while maximizing the value of its mineral resources to generate long-term shareholder returns.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

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Skeena's Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Adrian Newton, P.Geo., Vice President, Exploration, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific statements and information contained or incorporated by reference in the news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding: the planned construction, development, commissioning and ramp-up of the Eskay Creek Project, including construction activities planned for the remainder of 2026, the timing of completion and energization of key infrastructure, and the commencement of ore mining and ore stockpiling; the timing and results of further metallurgical testwork and the use of such results in production planning; the scope, timing and potential results of the updated NI 43-101 Technical Report for the Eskay Creek Project and Snip, including potential changes to the production profile and mine life; the timing of commencement of commercial production at Eskay Creek, which management currently expects will occur in 2027; the sufficiency and availability of proceeds of the Senior Secured Notes to fund the Company’s capital requirements through commencement of commercial production; forecasts of the Eskay Creek Project completion date and gold and silver production schedule used in the valuation of the Gold Stream, NSR Royalty and Additional NSR Royalty Option; the expected environmental performance of the Eskay Creek Project, including anticipated carbon emissions; the Company’s ability to maintain required permits and approvals and constructive relationships with Indigenous Nations and communities relevant to construction and operation of the Eskay Creek Project; future exploration activities and results; Mineral Resource and Mineral Reserve estimates and the potential conversion of Mineral Resources to Mineral Reserves; and the Company’s future financial condition, liquidity, capital requirements and ability to execute its business plan, the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 24, 2026. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: construction delays and cost overruns; delays or failures in commissioning, grid energization or ramp-up; failure to achieve commercial production when anticipated; inability to access restricted funds or other financing proceeds when required; failure to comply with debt covenants or other financing terms; contractor, supplier or counterparty performance; shortages or increased costs of labour, equipment, materials, power or services; inflation, tariffs, supply-chain disruptions, industrial action, adverse weather, wildfire and other force majeure events; changes to, delays in or challenges to permits, licences and regulatory approvals, or failure to comply with their conditions; changes in or challenges relating to relationships and agreements with Indigenous Nations and communities; environmental, health and safety incidents; metallurgical results or operating performance differing from assumptions; the updated NI 43-101 Technical Report not demonstrating the anticipated opportunities; inaccurate geological, geotechnical, hydrogeological, engineering, Mineral Resource or Mineral Reserve assumptions or estimates; changes in gold and silver prices, exchange rates, interest rates or credit spreads; changes in law, regulation, taxation or governmental policy; litigation, proceedings and investigations; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, the AIF dated  March 24, 2026 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2